Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDING SEPTEMBER 30, 2008

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of C$)	2008	2007
		(restated -
Assets		note 1 & 2)
Current
Cash and cash equivalents	154	536
Accounts receivable	1,506	1,103
Inventories	204	104
Prepaid expenses	23	12
Assets of discontinued operations (note 2)	334	378
	2,221	2,133

Other assets (note 4)	203	171
Goodwill (note 3)	1,392	1,406
Property, plant and equipment	19,249	17,439
Assets of discontinued operations (note 2)	-	299
	20,844	19,315
Total assets	23,065	21,448

Liabilities
Current
Bank indebtedness	21	15
Accounts payable and accrued liabilities	1,749	1,870
Income and other taxes payable	577	388
Liabilities of discontinued operations (note 2)	62	147
	2,409	2,420

Deferred credits	50	21
Asset retirement obligations (note 5)	1,921	1,890
Other long-term obligations (note 6)	202	140
Long-term debt (note 7)	3,793	4,862
Future income taxes	4,633	4,127
Liabilities of discontinued operations (note 2)	-	25
	10,599	11,065

Contingencies (note 13)

Shareholders' equity
Common shares (note 8)	2,372	2,437
Contributed surplus	72	64
Retained earnings	7,866	5,651
Accumulated other comprehensive income loss	(253)	(189)
	10,057	7,963
Total liabilities and shareholders' equity	23,065	21,448

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Nine months ended
(millions of C$	September 30		September 30
except per share amounts)	2008	2007	2008	2007
		(restated -		(restated -
Revenue		see note 2)		see note 2)
Gross sales	3,402	2,208	9,593	6,483
Hedging gain/(loss)	(4)	34	(28)	101
Gross sales, net of hedging	3,398	2,242	9,565	6,584
Less royalties	613	408	1,714	1,120
Net sales	2,785	1,834	7,851	5,464
Other	37	36	113	109
Total revenue	2,822	1,870	7,964	5,573

Expenses
Operating	511	459	1,489	1,356
Transportation	63	51	164	157
General and administrative	58	53	197	166
Depreciation, depletion and amortization	620	549	1,784	1,646
Dry hole	137	112	276	309
Exploration	102	96	273	224
Interest on long-term debt	44	54	123	151
Stock-based compensation (note 9)	(297)	(47)	(37)	38
(Gain)/loss on held-for-trading financial instruments (note 10)	(567)	10	31	(16)
Other	(110)	5	(131)	(20)
Total expenses	561	1,342	4,169	4,011
Income from continuing operations before taxes	2,261	528	3,795	1,562
Taxes
Current income tax	455	213	1,218	463
Future income tax	350	28	279	178
Petroleum revenue tax	36	56	160	198
	841	297	1,657	839
Net income from continuing operations	1,420	231	2,138	723
Net income from discontinued operations (note 2)	5	121	179	699
Net income	1,425	352	2,317	1,422

Per common share (C$)
Net income from continuing operations	1.40	0.23	2.10	0.70
Diluted net income from continuing operations	1.38	0.22	2.06	0.68
Net income from discontinued operations	-	0.12	0.18	0.67
Diluted net income from discontinued operations	-	0.12	0.17	0.66
Net income	1.40	0.35	2.28	1.37
Diluted net income	1.38	0.34	2.23	1.34
Average number of common shares outstanding (millions)	1,018	1,019	1,018	1,037
Diluted number of common shares outstanding (millions)	1,033	1,040	1,037	1,061

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2008	2007	2008	2007
		(restated -		(restated -
Operating		see note 2)		see note 2)
Net income from continuing operations	1,420	231	2,138	723
Items not involving cash (note 12)	128	685	2,030	2,057
Exploration	102	96	273	224
	1,650	1,012	4,441	3,004
Changes in non-cash working capital	60	(15)	(13)	(108)
Cash provided by continuing operations	1,710	997	4,428	2,896
Cash provided by discontinued operations	25	121	157	310
Cash provided by operating activities	1,735	1,118	4,585	3,206
Investing
Capital expenditures
Exploration, development and other	(1,433)	(1,069)	(3,467)	(3,216)
Property acquisitions	(64)	(38)	(439)	(42)
Proceeds of resource property dispositions	38	21	38	37
Investments	-	243	-	243
Changes in non-cash working capital	(221)	45	13	(272)
Discontinued operations, net of capital expenditures	(7)	196	275	834
Cash used in investing activities	(1,687)	(602)	(3,580)	(2,416)
Financing
Long-term debt repaid	(766)	(681)	(3,130)	(1,716)
Long-term debt issued	844	296	1,874	2,072
Common shares purchased	-	(25)	1	(946)
Acquisition of common shares for performance share plan	(68)	-	(68)	-
Common share dividends	-	-	(102)	(91)
Deferred credits and other	(2)	(13)	12	(19)
Changes in non-cash working capital	(1)	(2)	(4)	(2)
Cash provided by/(used in) financing activities	7	(425)	(1,417)	(702)
Effect of translation on foreign currency cash and cash equivalents	5	(2)	24	(5)
Net increase/(decrease) in cash and cash equivalents	60	89	(388)	83
Cash and cash equivalents, net, beginning of period	73	58	521	64
Cash and cash equivalents, net, end of period	133	147	133	147

Cash and cash equivalents	154	174	154	174
Bank Indebtedness	21	27	21	27
	133	147	133	147

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income
(unaudited)

	Three Months Ended		Nine months ended
	September 30		September 30
(millions of C$)	2008	2007	2008	2007

Net income	1,425	352	2,317	1,422

Foreign currency - translation of self-sustaining foreign operations (1)	(615)	467	(718)	974
Foreign currency - translation into reporting currency	338	(520)	641	(1,210)
Gains and losses on derivatives designated as cash flow hedges
Unrealized gains (losses) arising during the period (2)	2	10	(1)	(4)
Realized (gains) losses recognized in net income (3)	3	(26)	14	(71)
	5	(16)	13	(75)
Other comprehensive loss	(272)	(69)	(64)	(311)
Comprehensive income	1,153	283	2,253	1,111
1 Includes net investment hedging gains of $74 million and $92 million for the three and nine months ended September 30, 2008 respectively
(2007 - losses of $70 million and $174 million respectively)
2 Three and nine months ended September 30, 2008 net of tax of $2 million and ($4) million respectively (2007 - $3 million and ($8) million, respectively)
3 Three and nine months ended September 30, 2008 net of tax of ($2) million and ($14) million respectively (2007 - $12 million and $30 million, respectively)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

	Three Months Ended		Nine months ended
	September 30		September 30
(millions of C$)	2008	2007	2008	2007

Common shares
Balance at beginning of period	2,439	2,434	2,437	2,533
Issued on exercise of stock options	1	6	3	13
Purchased during the year	-	(4)	-	(110)
Acquisition of common shares for performance share plan	(68)	-	(68)	-
Balance at end of period	2,372	2,436	2,372	2,436

Contributed surplus
Balance at beginning of period	64	64	64	67
Purchase of common shares	-	-	-	(3)
Stock based compensation	8	-	8	-
Balance at end of period	72	64	72	64

Retained earnings
Balance at beginning of period	6,441	4,756	5,651	4,584
Transitional adjustment on adoption of new accounting policies	-	-	-	7
Net income	1,425	352	2,317	1,422
Common share dividends	-	-	(102)	(91)
Purchase of common shares	-	(24)	-	(838)
Balance at end of period	7,866	5,084	7,866	5,084

Accumulated other comprehensive income (loss)
Balance at beginning of period	19	(37)	(189)	123
Transitional adjustment on adoption of new accounting policies	-	-	-	82
Other comprehensive loss	(272)	(69)	(64)	(311)
Balance at end of period	(253)	(106)	(253)	(106)

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Financial Report as at and for the year ended December 31, 2007.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2007, except for the following:

a) Changes in Accounting Policies

Financial instruments presentation and disclosure

Effective January 1, 2008, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863).  The new disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 10.  As permitted, comparative information for the disclosure required by section 3862 has not been provided.  The adoption of section 3863 had no impact upon Talisman’s presentation, since the new standard carries forward the existing presentation requirements.

Inventories

Effective January 1, 2008, Talisman adopted retrospectively the new CICA recommendations relating to Inventories (section 3031).  The new standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of write-downs to net realizable value when there is a change in the circumstances giving rise to the impairment.  On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to property, plant and equipment, with comparative balances reclassified accordingly.  The impact on the Consolidated Balance Sheet at December 31, 2007 was an increase of $216 million to property, plant and equipment and a decrease of $216 million to other assets.

Goodwill and intangible assets

In February 2008, the CICA issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman’s 2009 reporting.  Talisman is currently assessing the impact of implementing these recommendations.

International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed recently that public companies will be required to report under IFRS effective January 1, 2011.  Talisman is currently assessing the impact of adopting IFRS, (including an examination of recognition, measurement and disclosure differences) and developing its conversion plan.

b) Reclassification

Certain comparative information has been reclassified to conform to the current year presentation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

2.  Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

			For the three months ended September 30
	North
	America		UK		Scandinavia		Other		Total
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Revenue
Gross sales	-	47	55	109	-	22	42	61	97	239
Royalties	-	10	-	9	-	1	7	6	7	26
Revenues, net of royalties	-	37	55	100	-	21	35	55	90	213
Expenses
Operating, marketing and
general	-	9	60	41	-	4	2	7	62	61
Dry hole	-	-	-	-	-	-	1	37	1	37
Depreciation, depletion and
amortization	-	3	2	4	-	19	9	11	11	37
Income (loss) from
discontinued operations
before income taxes	-	25	(7)	55	-	(2)	23	-	16	78
Taxes	-	7	(5)	30	-	(1)	13	14	8	50
Gain (loss) on disposition, net
of tax	-	93	(3)	-	-	-	-	-	(3)	93
Net income (loss) from
discontinued operations	-	111	(5)	25	-	(1)	10	(14)	5	121

			For the nine months ended September 30
	North		UK		Scandinavia		Other		Total
	America
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Revenue
Gross sales	40	228	98	317	46	59	136	130	320	734
Royalties	8	51	-	25	3	3	16	15	27	94
Revenues, net of royalties	32	177	98	292	43	56	120	115	293	640
Expenses
Operating, marketing and
general	4	34	71	127	5	10	11	14	91	185
Dry hole			-	6			2	47	2	53
Depreciation, depletion and
amortization	3	33	7	13	11	55	26	25	47	126
Income (loss) from
discontinued operations
before income taxes	25	110	20	146	27	(9)	81	29	153	276
Taxes	5	32	5	79	7	(3)	42	42	59	150
Gain (loss) on disposition, net
of tax	119	573	12	-	(46)	-	-	-	85	573
Net income (loss) from
discontinued operations	139	651	27	67	(26)	(6)	39	(13)	179	699

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

	As at September 30, 2008
	North America	UK	Scandinavia	Other	Total
Assets
Current assets	-	17	-	16	33
Property, plant and equipment, net	-	73	-	202	275
Future income taxes	-	-	-	26	26
Total assets	-	90	-	244	334
Liabilities
Current liabilities	-	27	-	-	27
Asset retirement obligation	-	6	-	22	28
Future income taxes	-	7	-	-	7
Total liabilities	-	40	-	22	62
Net assets of discontinued operations	-	50	-	222	272

	As at December 31, 2007
	North America	UK	Scandinavia	Other	Total
Assets
Current assets	5	32	13	30	80
Property, plant and equipment, net	91	77	178	214	560
Future income taxes	-	-	-	25	25
Goodwill	5	-	7	-	12
Total assets	101	109	198	269	677
Liabilities
Current liabilities	1	35	18	3	57
Asset retirement obligation	19	6	47	19	91
Future income taxes	-	-	24	-	24
Total liabilities	20	41	89	22	172
Net assets of discontinued operations	81	68	109	247	505

North America

In 2008, Talisman completed the sale of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

In 2007, Talisman sold its 1.25% indirect interest in Syncrude Canada for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million.  In addition, the sale of oil and gas producing assets in Western Canada closed for proceeds of $516 million, resulting in a gain of $203 million, net of tax of $82 million.

UK

In the third quarter, Talisman entered into an agreement to sell its assets in the Netherlands for proceeds of US$480 million, excluding working capital.  The sale has an effective date of January 1, 2008 and is expected to close in January 2009.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

In 2007, Talisman entered into an agreement to sell assets in the UK, resulting in an after-tax writedown of these assets of $32 million.  Further after-tax write-downs of $10 million and $3 million were recorded in the second and third quarters of 2008 respectively.

In 2006, Talisman entered into an agreement to sell non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007.  This sale closed on December 31, 2007 for total proceeds of $510 million (including a $55 million deposit received in 2006) resulting in a gain of $335 million, net of tax of $64 million.  During the first quarter of 2008, an after-tax post-closing adjustment gain of $25 million was recorded.

Scandinavia

In 2008, Talisman completed the sale of assets in Denmark for proceeds of $95 million, resulting in an after-tax writedown of these assets of $46 million.

Other

Talisman is currently negotiating the potential sale of its assets in Trinidad and Tobago.  The operating results of these interests and exploration licences, which have either been relinquished or are in the process of being relinquished, are included in the results of discontinued operations.

3.  Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Nine months ended	Year ended
	September 30, 2008	December 31, 2007
Opening balance	1,406	1,510
Foreign currency translation effect	(14)	(104)
Closing balance [1]	1,392	1,406
1	At September 30, 2008 $nil (December 31, 2007 - $12 million; January 1, 2007 - $76 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

4.  Other Assets

	September 30, 2008	December 31, 2007
Accrued pension asset	35	42
Fair value of derivative contracts (note 10)	56	40
Investments	36	33
Future income tax assets	3	33
Note receivable	38	-
Other	35	23
	203	171

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

5.  Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s ARO associated with its property, plant and equipment are as follows:

	Nine months ended	Year ended
	September 30, 2008	December 31, 2007
ARO liability, beginning of period	1,934	1,819
Liabilities incurred during period	12	85
Liabilities settled during period	(32)	(54)
Accretion expense	87	97
Revisions in estimated future cash flows	-	186
Foreign currency translation	(36)	(199)
ARO liability, end of period[1,2]	1,965	1,934
1
Included in September 30, 2008 and December 31, 2007 liabilities are $44 million and $44 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,921 million and $1,890 million respectively.

2	At September 30, 2008, $28 million (December 31, 2007 - $91 million; January 1, 2007 - $156 million) has been reclassified to liabilities of discontinued operations.

6.  Other Long-Term Obligations

	September 30, 2008	December 31, 2007
Accrued pension and other post-employment benefits liability	57	51
Fair value of derivative contracts (note 10)	106	52
Discounted obligations on capital leases[1]	28	28
Other	11	9
	202	140
1	Of the total discounted liability of $33 million (December 31, 2007 - $33 million), $5 million (December 31, 2007 - $5 million) is included in accounts payable and accrued liabilities.

7.  Long-Term Debt

	September 30, 2008	December 31, 2007
Bank credit facilities	703	1,806
Tangguh project financing	83	67
Debentures and notes (unsecured):
US$ denominated (US$1,920 million, 2007 - US$2,030 million)	2,046	2,010
C$ denominated	524	524
UK£ denominated (UK£250 million)	472	490
	3,828	4,897
Unamortized transaction costs	(35)	(35)
	3,793	4,862

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

 8.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Nine months ended		Year ended
Continuity of common shares	September 30, 2008		December 31, 2007
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,018,590,255	2,437	1,063,928,405	2,533
Issued on exercise of options	179,994	3	655,950	14
Purchased for PSU plan (note 9)	(4,062,000)	(68)	-	-
Purchased during the period	-	-	(45,994,100)	(110)
Balance, end of period	1,014,708,249	2,372	1,018,590,255	2,437

There were 1,014,789,249 common shares outstanding at October 31.

In October 2008, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX).  Pursuant to the NCIB, the Company may repurchase up to 50,938,512 of its common shares (representing 5% of the common shares outstanding at October 14, 2008) during the 12 month period commencing October 23, 2008 and ending October 22, 2009.

In October 2008, the Company declared a semi-annual dividend of C$0.10 per share on its common shares, payable on December 31, 2008.

9.  Stock-Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

	Nine months ended		Year ended
Continuity of stock options	September 30, 2008		December 31, 2007
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	Options	exercise price ($)
Outstanding, beginning of period	63,578,912	13.21	63,921,148	10.79
Granted during the period	16,163,850	18.06	12,812,895	20.21
Exercised for common shares	(179,994)	9.00	(655,950)	6.94
Exercised for cash payment	(12,995,283)	9.21	(11,402,848)	7.45
Forfeited/Expired	(1,389,172)	19.24	(1,096,333)	17.56
Outstanding, end of period	65,178,313	15.10	63,578,912	13.21
Exercisable, end of period	30,907,809	10.66	29,722,984	8.32

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Cash Unit Plans

In addition to the Company’s stock option plans, various subsidiaries of the Company issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	Nine months ended		Year ended
Continuity of cash units	September 30, 2008		December 31, 2007
	Number of	Weighted-average	Number of	Weighted-average
	units	exercise price ($)	units	exercise price ($)
Outstanding, beginning of period	9,970,493	15.14	8,352,328	12.68
Granted during the period	2,148,440	18.04	2,762,980	20.16
Exercised	(1,924,466)	10.98	(943,220)	7.56
Forfeited	(359,990)	19.40	(201,595)	17.53
Outstanding, end of period	9,834,477	17.53	9,970,493	15.14
Exercisable, end of period	3,508,275	11.21	2,605,153	7.67

For the three months ended September 30, 2008, the Company recorded stock-based compensation recovery of $297 million (2007 - $47 million) relating to its stock option and cash unit plans and paid cash of $9 million (2007 - $20 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period.

For the nine months ended September 30, 2008, the Company recorded stock-based compensation recovery of $37 million (2007 - $38 million expense) relating to its stock option and cash unit plans and paid cash of $208 million (2007 - $151 million) to employees in settlement of fully accrued stock-based compensation liabilities for options and cash units exercised in the period.

The combined mark-to-market liability for stock option and cash unit plans of $164 million at September 30, 2008 (December 31, 2007 - $405 million) is included in accounts payable and accrued liabilities.

Performance Share Unit (PSU) Plan

During the three months ended September 30, 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted.  Half of the PSUs vest on January 31, 2010. The remaining half will vest on the same date, subject to pre-determined performance measures being achieved.

To satisfy the Company’s obligation to deliver stock to settle various PSUs, the Company established a trust that purchased 4,062,000 shares of common stock on the open market for $68 million. These shares will be held in trust until the PSUs vest. For accounting purposes, the cost of the purchase of common stock held in trust has been accounted for as a reduction in outstanding shares of common stock and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity, and the Company is the primary beneficiary of the trust.

For the three and nine months ended September 30, 2008 the Company recorded stock-based compensation expense of $8 million (2007 - $nil) relating to its PSU plan, with a corresponding increase in contributed surplus.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

10.  Financial Instruments and Risk Management

Talisman’s financial assets and liabilities at September 30, 2008 comprised cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities.  The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.  Discounted obligations under capital leases are valued using the discounted minimum payments method, and their fair value approximates carrying value.

Borrowings under bank credit facilities are for short terms and are market rate based, thus, carrying value approximates fair value.  The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair value of Talisman’s long-term debt at September 30 was $3,351 million, while the carrying value was $3,793 million.  The Company has a financing structure whereby subsidiaries have US$892 million drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement.  The Company intends to set-off these amounts at maturity.

Risk management assets and liabilities are recorded at their estimated fair values.  Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract.  Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices.  Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

Risk Management Assets, Liabilities and Losses

Net risk management position

Derivative instrument	Balance sheet caption	September 30, 2008	December 31, 2007
Assets
Interest rate swaps	Accounts receivable	4	1
Interest rate swaps	Other assets	7	4
Cross currency swaps	Other assets	23	36
Commodity contracts	Accounts receivable	166	-
Commodity contracts	Other assets	26	-
Risk management assets		226	41
Liabilities
Cross currency swaps	Accounts payable and accrued liabilities	(1)	-
Commodity contracts	Accounts payable and accrued liabilities	(3)	(33)
Commodity contracts	Other long-term obligations	(106)	(52)
Risk management liabilities		(110)	(85)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Net income impact of realized and unrealized losses from risk management activities

For the three months ended September 30, 2008, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $4 million (2007 – $34 million increase).  During the period, the Company recorded a gain of $567 million (2007 – $10 million loss) in respect of held for trading financial instruments.

For the nine months ended September 30, 2008, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $28 million (2007 – $101 million increase).  During the period, the Company recorded a loss of $31 million (2007 – $16 million gain) in respect of held for trading financial instruments.

Market Risk

i)  Currency Risk

Currency risk management is carried out by Talisman pursuant to policies and guidelines approved by the Board of Directors.

Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposures are from fluctuations in the US dollar (US$) relative to the Canadian dollar (C$), British Pound Sterling (UK£) and Norwegian Kroner (NOK).  Although Talisman’s reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currency.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no outstanding foreign exchange forward contracts at September 30, 2008.

Talisman enters into derivative instruments from time to time to mitigate its currency risk.  At September 30, 2008 the Company had cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes due 2011 into $US 304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge.  The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive income and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded.  The balance in accumulated other comprehensive income at September 30, 2008 was a loss of $4 million. The change in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred.  The net effect of these entries had no impact on net income.

In respect of financial instruments existing at September 30, 2008, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a increase of $5 million in net income and an increase of $4 million in other comprehensive income in the three month period ended September 30, 2008.  A similar weakening of the US$ would have had the opposite impact.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

ii) Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings.  Borrowing in floating rates exposes Talisman to short-term movements in interest rates.  Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity).  The Company’s interest rate risk policy reflects guidelines approved by the Board of Directors.  Risk management activities aim to manage the mix of fixed to floating debt to best manage the tradeoff between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At September 30, 2008 the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. During the nine months ended September 30, the fair value of the fixed-to-floating interest rate swaps increased by $6 million.

In respect of financial instruments existing at September 30, 2008, a 1% increase in interest rates would have resulted in a $1 million decrease in net income, principally related to floating rate debt, in the three month period ended September 30, 2008.  A similar decrease in interest rates would have had the opposite effect.

iii) Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.  The Company does not use derivative contracts for speculative purposes.

The Company had the following commodity price derivative contracts outstanding at September 30, 2008:

Commodity Contracts Designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Cash flow	2008 Oct - Dec	815	60.00	(3)

Commodity Contracts not Designated as Hedges

Fixed price swaps	Instrument type	Term	Mcf/d	C$/mcf	Fair value
ICE index	Held-for-trading	2008 Oct- Dec	23,452	8.41	(18)
ICE index	Held-for-trading	2009 Jan - Mar	23,452	8.41	(22)
ICE index	Held-for-trading	2009 Apr - Sep	23,452	6.39	(36)
ICE index	Held-for-trading	2009 Oct -Dec	20,638	8.11	(17)
ICE index	Held-for-trading	2010 Jan - Mar	20,638	8.11	(19)
ICE index	Held-for-trading	2010 Apr - Sep	20,638	6.67	(29)
ICE index	Held-for-trading	2010 Oct - Dec	17,824	7.84	(14)
ICE index	Held-for-trading	2011 Jan - Mar	17,824	7.84	(16)
ICE index	Held-for-trading	2011 Apr - Jun	16,886	7.15	(11)
					(182)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

				Floor/ceiling
Two way collars	Instrument type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Held-for-trading	2009 Apr - Dec	35,000	97.71/139.00	52
WTI	Held-for-trading	2009 Apr - Dec	5,000	97.80/123.92	6
					58

				Floor/ceiling
Two-way collars	Instrument type	Term	Mcf/d	C$/mcf	Fair value
AECO index	Held-for-trading	2008 Oct	94,820	8.35/9.14	5

				Floor/ceiling
Two-way collars	Instrument type	Term	Mcf/d	US$/mcf	Fair value
NYMEX index	Held-for-trading	2008 Oct – Dec	510,000	9.25/18.52	87
NYMEX index	Held-for-trading	2008 Oct - Dec	20,000	9.25/19.75	3
					90

Fixed price swaps	Instrument type	Term	Bbls/d	US$/bbl	Fair value
Dated Brent oil index	Held-for-trading	2008 Oct - Dec	22,500	99.99	3
WTI	Held-for-trading	2008 Oct - Dec	10,000	100.56	-
					3

Put options	Instrument type	Term	Bbls/d	US$/bbl	Fair value
Dated Brent oil index	Held-for-trading	2008 Oct - Dec	42,500	91.00	11
WTI	Held-for-trading	2008 Oct - Dec	42,500	90.00	9
Dated Brent oil index	Held-for-trading	2009 Jan - Mar	57,500	90.00	33
WTI	Held-for-trading	2009 Jan - Mar	57,500	90.00	34
					87

Put options	Instrument type	Term	Mcf/d	C$/mcf	Fair value
AECO index	Held-for-trading	2009 Jan - Dec	222,827	6.33	25

In respect of outstanding financial instruments and assuming forward commodity prices in existence at September 30, 2008, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $18 million in the three month period ended September 30, 2008.  A similar decrease in commodity prices would have had the opposite impact. The sensitivity of net income to commodity price changes is dependent on commodity price assumptions. For example, the fair value of the fixed price oil swaps fluctuates with oil price changes below the swap price; however, the fair value of such swaps is nil when the oil price exceeds the swap price.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company.  Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty credit worthiness.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Substantially all of the accounts receivable balance at September 30, 2008 was current.  Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines.  At September 30, 2008, the largest single credit exposure was approximately $192 million with a very highly rated counterparty.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions and derivative financial instruments with positive values.  The Company’s policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on credit worthiness.  All derivative agreements are with financial institutions having strong investment grade ratings. The maximum credit exposure associated with these financial assets is the carrying values.

Subsequent to September 30, 2008, counterparty exposure has increased significantly due to the decline in commodity prices. The majority of the Company’s commodity price derivative contract counterparty exposure is to counterparties that are eligible for investment under the financial support program approved by the US Government to support financial institutions. At this time, Talisman expects that the counterparties will be able to meet their obligations as they become due.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash and debt.

Talisman maintains appropriate unused capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results.  Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by targeting its long-term debt-to-long-term debt plus shareholders’ equity ratio between 35-45%, and its long-term debt-to-annualized cash provided by operating activities ratio under 2:1.

The majority of the Company's debt matures subsequent to 2010, with approximately $185 million maturing in 2009 and $11 million in 2010.  The Company has the ability and intention to replace this debt with long-term borrowings under its bank credit facilities.

At September 30, the Company had $0.7 billion drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012.  These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

Except for derivatives that mature as noted above, and long-term debt and obligations under capital leases that mature as outlined in notes 9 and 10 respectively to Talisman’s audited Consolidated Financial Statements for the year ended December 31, 2007, all of the Company’s financial liabilities are due within one year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

11. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Current service cost - defined benefit	6	3	16	9
Current service cost - defined contribution	3	3	9	9
Interest cost	4	2	11	7
Expected return on plan assets	(5)	(6)	(14)	(18)
Actuarial loss	3	8	8	24
	11	10	30	31

For the nine months ended September 30, 2007 and 2008, there were no contributions to the defined benefit pension plans.

12.  Selected Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Items not involving cash:
Depreciation, depletion and amortization	620	549	1,784	1,646
Dry hole	137	112	276	309
Net loss (gain) on asset disposals	(69)	(8)	(65)	(8)
Stock-based compensation recovery	(305)	(67)	(244)	(113)
Future taxes and deferred petroleum revenue tax	378	49	376	193
Unrealized (gain) loss on held-for-trading financial instruments	(641)	44	(150)	18
Financial instruments contract premium	16	-	54	-
Other	(8)	6	(1)	12
	128	685	2,030	2,057

Interest paid	45	57	121	139
Income taxes paid	586	289	999	718

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

13.  Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect.

14. Segmented Information

	North America (1)				UK (2)				Scandinavia (3)				Southeast Asia (4)				Other (5)					Total
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months			Three months		Nine months
	ended		ended		ended		ended		ended		ended		ended		ended		ended		ended			ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30			September 30		September 30
(millions of C$)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007		2008	2007	2008	2007
Revenue
Gross sales	1,184	655	3,342	2,169	969	651	2,752	1,901	347	183	993	562	803	590	2,088	1,564	99	129	418	287		3,402	2,208	9,593	6,483
Hedging gain (loss)	-	38	-	91	(4)	(4)	(28)	10	-	-	-	-	-	-	-	-	-	-	-	-		(4)	34	(28)	101
Royalties	211	115	605	392	6	5	11	4	-	-	-	-	366	236	889	606	30	52	209	118		613	408	1,714	1,120
Net sales	973	578	2,737	1,868	959	642	2,713	1,907	347	183	993	562	437	354	1,199	958	69	77	209	169	-	2,785	1,834	7,851	5,464
Other	31	32	93	84	7	4	17	19	1	-	3	5	-	-	-	1	(2)	-	-	-		37	36	113	109
Total revenue	1,004	610	2,830	1,952	966	646	2,730	1,926	348	183	996	567	437	354	1,199	959	67	77	209	169		2,822	1,870	7,964	5,573
Segmented expenses
Operating	155	130	453	374	236	204	681	635	64	65	195	200	54	48	143	126	2	12	17	21		511	459	1,489	1,356
Transportation	20	20	53	51	15	10	34	40	10	6	28	24	16	13	43	36	2	2	6	6		63	51	164	157
DD&A	298	263	845	785	163	152	473	450	90	55	273	191	63	69	174	199	6	10	19	21		620	549	1,784	1,646
Dry hole	103	60	173	157	33	(1)	59	39	1	15	43	64	1	38	1	48	(1)	-	-	1		137	112	276	309
Exploration	49	45	118	111	11	19	23	29	19	15	43	28	11	6	37	15	12	11	52	41		102	96	273	224
Other	(79)	(12)	(84)	(63)	6	8	6	15	-	(5)	3	(5)	1	1	4	-	(1)	1	(4)	15		(73)	(7)	(75)	(38)
Total segmented expenses	546	506	1,558	1,415	464	392	1,276	1,208	184	151	585	502	146	175	402	424	20	36	90	105		1,360	1,260	3,911	3,654
Segmented income before taxes	458	104	1,272	537	502	254	1,454	718	164	32	411	65	291	179	797	535	47	41	119	64		1,462	610	4,053	1,919
Non-segmented expenses
General and administrative																						58	53	197	166
Interest																						44	54	123	151
Stock-based compensation																						(297)	(47)	(37)	38
Currency translation																						(37)	12	(56)	18
(Gain)/Loss on held-for-trading financial instruments																						(567)	10	31	(16)
Total non-segmented expenses																						(799)	82	258	357
Income from continuing
operations before taxes																						2,261	528	3,795	1,562
Capital expenditures
Exploration	555	205	954	598	26	77	104	163	33	31	123	107	42	24	219	120	24	29	76	100		680	366	1,476	1,088
Development	231	184	593	568	153	240	463	847	211	164	521	324	138	90	330	242	3	1	8	22		736	679	1,915	2,003
Midstream	3	12	34	99	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		3	12	34	99
Exploration and development	789	401	1,581	1,265	179	317	567	1,010	244	195	644	431	180	114	549	362	27	30	84	122		1,419	1,057	3,425	3,190
Property acquisitions																						65	38	454	42
Proceeds on dispositions																						(89)	(21)	(89)	(37)
Other non-segmented																						14	12	42	26
Net capital expenditures (6)																						1,409	1,086	3,832	3,221
Property, plant and equipment			8,611	7,876			5,502	5,683			1,879	1,609			2,538	2,030			719	241				19,249	17,439
Goodwill			243	244			372	386			661	669			112	104			4	3				1,392	1,406
Other			656	1,012			408	301			229	172			422	293			114	65				1,829	1,843
Discontinued operations			-	101			91	109			-	198			-	-			243	269				334	677
Segmented assets			9,510	9,233			6,373	6,479			2,769	2,648			3,072	2,427			1,080	578				22,804	21,365
Non-segmented assets																								261	83
Total assets (7)																								23,065	21,448

(1) North America					(3) Scandinavia								(4) Southeast Asia
Canada	939	566	2,649	1,781	Norway				348	183	996	567	Indonesia				277	167	737	428
US	65	44	181	171	Denmark				-	-	-	-	Malaysia				123	144	349	381
Total revenue	1,004	610	2,830	1,952	Total revenue				348	183	996	567	Vietnam				19	6	30	16
Canada			8,120	7,486	Norway						1,879	1,609	Australia				18	37	83	134
US			491	390	Denmark						-	-	Total revenue				437	354	1,199	959
Property, plant and equipment (7)			8,611	7,876	Property, plant and equipment (7)						1,879	1,609	Indonesia						850	820
													Malaysia						1,106	884
(2) UK													Vietnam						377	162
UK	966	646	2,730	1,926									Australia						205	164
Netherlands	-	-	-	-									Property, plant and equipment (7)						2,538	2,030
Total revenue	966	646	2,730	1,926
UK			5,502	5,683									(5) Other
Netherlands			-	-									Trinidad & Tobago				-	-	-	-
Property, plant and equipment (7)			5,502	5,683									Algeria				21	71	171	155
													Tunisia				46	6	38	14
(6) Excluding corporate acquisitions.													Total revenue				67	77	209	169
(7) Current year represents balances as at September 30, prior year represents balances as at December 31.													Trinidad & Tobago						-	-
													Algeria						199	193
													Tunisia						18	14
													Other						502	34
													Property, plant and equipment (7)						719	241

Talisman Energy Inc.
Consolidated Financial Ratios
September 30, 2008
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended September 30, 2008.

Interest coverage (times)
Income (1)	20.46
Income from continuing operations (2)	17.20

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.